Exhibit 99.1

Terminates Minority Equity Investment, Pursues Focused Warintza Strategy

May 21, 2024 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; NYSE: SLSR) (“Solaris” or the “Company”) announces the voluntary termination of the previously announced minority equity investment intended to support the growth of the Warintza Project (“Warintza” or “the Project”) in Ecuador, including the potential major purchase of an adjacent asset. After four months of Canadian regulatory review in an evolving environment, approval has not been obtained and the transaction no longer adequately reflects market value. The Company remains funded for its 2024 and 2025 Warintza baseline programs and key deliverables with an additional US$40 million available through the offtake financing package announced in December and will pursue a focused strategy that maximizes long-term shareholder value with enhanced strategic flexibility.

Summary

●	Solaris announces voluntary termination of minority equity investment intended to support an expansion of activities at Warintza, including the potential major purchase of an adjacent asset

●	The transaction was priced at a 14% premium, however, Solaris’ share price has increased by greater than 35% in the four months since announcement and the transaction no longer adequately reflects market value

●	Even with significant appreciation, Solaris’ share price has underperformed peers in the recent sector rally due to the overhang of Canadian regulatory uncertainty in an environment of heightened domestic political sensitivity

●	Given the minority investment nature of the transaction and that it involved assets outside of Canada with a use of proceeds to expand Canadian interests in critical minerals, the parties expected regulatory approval within the four months that have now elapsed

●	The inability to complete the transaction in a reasonable timeframe and remaining regulatory uncertainty together with the unattractive pricing in the context of the market are unfair to the Company’s shareholders and the investor

●	In addition, the Company is pursuing the recently awarded option to acquire ~40,000 hectares adjacent to Warintza, with fieldwork already underway on a target with a similar geological and “bullseye” geophysical signature as the Warintza cluster (refer to release dated April 30, 2024)

●	The Company remains funded for 2024 and 2025 Warintza baseline programs and key deliverables with a further US$40 million available through the offtake financing package announced in December

●	The Company reiterates the Warintza Project timeline with expected delivery of an Environmental Impact Assessment in H2/24 and a Pre-Feasibility Study in H2/25

Mr. Daniel Earle, President & CEO, commented: “This transaction represented a minority equity investment from a well-known and respected, publicly-listed foreign company where the proceeds were intended to be used for the growth of a Canadian-controlled company’s principal asset in a foreign jurisdiction. That this transaction cannot be completed in a reasonable timeframe signals that Canada’s critical minerals policy is counterproductive in relation to foreign assets. We intend to deliver a strategy focused on the growth and de-risking of the Warintza Project by 2026 and maximize long-term shareholder value with enhanced strategic flexibility.”

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Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that the Company remains funded for its 2024 and 2025 Warintza baseline programs with an additional US$40 million available through the offtake financing package announced in December and will pursue and deliver a focused strategy that maximizes long-term shareholder value with enhanced strategic flexibility, and the Company reiterates the Warintza Project timeline with expected delivery of an Environmental Impact Assessment in H2/24 and a Pre-Feasibility Study in H2/25, and the Company is pursuing the recently awarded option to acquire ~40,000 hectares adjacent to Warintza, with fieldwork already underway on a target with a similar geological and “bullseye” geophysical signature as the Warintza cluster. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding 2024 and 2025 baseline programs and funding, that all conditions required to draw down the remaining US$40 million of offtake financing will be obtained, that such remaining US$40 million of offtake financing will close, and the completion of the EIA, PFS and de-risking the Warintza Project by 2026. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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